Exhibit (a)(1)(J)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer Memorandum, dated June 19, 2013 and any amendments or supplements to such Offer Memorandum. The Offeror (as defined below) is not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If the Offeror becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, the Offeror will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot comply, the Offeror will not make the Offer to the holders of Shares in that jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Required Regulatory Notice
by
Oak Leaf B.V.

Regarding its Offer to Purchase
All Ordinary Shares With a Nominal Value of EUR 0.12
in the Capital of
D.E MASTER BLENDERS 1753 N.V.
at
EUR 12.50 per Share, Net in Cash,
Pursuant to the Offer Memorandum dated June 19, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 17:40 HOURS CET (11:40 HOURS ET) ON SEPTEMBER 17, 2013.

On June 20, 2012, Oak Leaf B.V., a public limited liability company incorporated under the laws of the Netherlands (the “Offeror”), commenced an offer to purchase the issued and outstanding ordinary shares with a nominal value EUR 0.12 per share (“Shares”) in the capital of D.E MASTER BLENDERS 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), at a price of EUR 12.50 per Share, cum dividend, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer Memorandum, dated June 19, 2013 (together with any amendments or supplements thereto, the “Offer Memorandum”).

The Offer is being made pursuant to the Merger Protocol, dated as of April 12, 2013 as amended and restated on June 6, 2013 (together with any further amendments or supplements thereto, the “Merger Protocol”), among the Offeror and the Company. The Merger Protocol is more fully described in the Offer Memorandum.

The Offer is not subject to any financing condition. The consummation of the Offer is, however, conditioned upon, among other things, the number of Shares tendered in the Offer and not validly withdrawn, the Shares that are directly or indirectly held by the Offeror or any of its affiliates and the Shares that are unconditionally and irrevocably committed to the Offeror or any of its affiliates (the “Acceptance Level”) representing at least 95% of all Shares at the expiration of the Offer on a fully diluted basis, which condition will be waived by the Offeror in the event that the conditions relating to such waiver previously disclosed in Section 6.2.2 of the Offer Memorandum, as well as the conditions to the consent of the lenders under the senior facilities agreement to waive the minimum Acceptance Level of 95% (i.e. the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, the percentage of shares tendered at the end of the extended acceptance period being at least 80% of the Shares but not more than 95% of the Shares and certain other customary closing conditions) are satisfied. In addition, the consummation of the Offer is subject to certain other conditions, including antitrust clearance under applicable laws, which approvals have been obtained from the European Commission and the Federal Antimonopoly Service of Russia . The Offeror and the Company each reserve the right to waive certain conditions to the Offer to the extent permitted by law and the terms and conditions of the Merger Protocol. A more detailed discussion of the conditions to consummation of the Offer is contained in the Offer Memorandum.

As described in the Offer Memorandum, the Offeror has received relief from the U.S. Securities and Exchange Commission, to permit the Offeror to terminate withdrawal rights upon the Acceptance Closing Date (as defined below) and waive the minimum acceptance condition in Section 6.2.1(a) of the Offer Memorandum and described above at a percentage in excess of 50% of the Company’s issued and outstanding ordinary share capital after the Acceptance Closing Date and prior to or at the time the Offeror declares the Offer unconditional without holding the Offer open for any additional time after the Acceptance Closing Date, so long as the Offeror makes certain disclosures and follows certain procedural safeguards.

The Offeror hereby advises holders of Shares (“Shareholders”) that, subject to the terms and conditions of the Offer and without any further prior notice, the minimum acceptance condition may be waived after the expiration of the Offeror to an 80% Acceptance Level, in the event that the circumstances described above are fulfilled — without an extension of the Offer or any withdrawal rights thereunder.  In compliance with U.S. regulatory requirements, we inform Shareholders that if they have already tendered their Shares in the Offer but their willingness to tender will be affected by the possible waiver of the minimum acceptance level, they should withdraw their tenders immediately, but in any event, before the expiration of the acceptance period.

The effect of such a potential reduction is that Shareholders will not know at the time they make their decision to tender their Shares the exact percentage of Shares the Offeror will own after the consummation of the Offer, although they will know that such percentage will be at least 80% on a fully diluted basis. The Offeror will disclose whether the minimum acceptance condition has been reduced once it is required to do so under Dutch law and regulations, after the expiration of the Offer.

If the minimum acceptance condition is reduced as described above, the Offeror will provide a subsequent offering period of at least five U.S. business days following the expiration of the Offer. During such subsequent offering period, the offer would be open for acceptances; however withdrawal rights would not be available during such period.

The purpose of the Offer is for the Offeror and its affiliates, to acquire the Company. Subject to the Offer being declared unconditional, the Offeror reserves the right to use any permitted method to acquire 100% of the Shares, including by means of a Post-Closing Merger and Liquidation.

The Offer and withdrawal rights will expire at 17:40 hours CET (11:40 hours ET) on September 17, 2013 (the “Acceptance Closing Date”). Holders of Shares which are held through an institution admitted to NYSE Euronext in Amsterdam, the Netherlands, the regulated market of Euronext Amsterdam N.V. (an “Admitted Institution”) are requested to make their acceptance known via their bank, broker or other financial intermediary no later than 17:40 hours CET (11:40 hours ET) on September 17, 2013. The relevant bank, broker or other financial intermediary may set an earlier deadline for communication by holders of such Shares in order to permit the bank, broker or other financial intermediary to communicate their acceptance to the in a timely manner. Accordingly, holders of Shares that are held, directly or indirectly, through an Admitted Institution should contact their bank or broker or other financial intermediary to obtain information about the deadline by which such shareholders must accept the Offer and comply with the times and dates communicated by such bank or broker or other financial intermediary as such times and dates may differ from the times and dates set out in the Offer Memorandum.

Shareholders owning Shares individually recorded in the Company’s shareholders’ register (“Record Holders”) have been mailed a letter of transmittal (the “Tender Form”) from Computershare Trust Company N.A., (the “Tender Agent for Direct Registry”). Record Holders wishing to accept the Offer in respect of such Shares must deliver a completed and signed Tender Form to the Tender Agent for Direct Registry prior to 17:40 hours CET (11:40 hours ET) on September 17, 2013. Record Holders holding 6,250 or fewer Shares, which are not held in a joint account, trust, corporation, LLC, partnership or other legal entity may also follow the instructions and complete the tender process on the site www.cpu-us.com/demb or call Computershare Trust Company, N.A. tollfree at 1-800-214-7371 and follow the instructions provided and complete the tender process to tender prior to 17:40 hours CET (11:40 hours ET) on September 17, 2013.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer. To withdraw previously tendered shares, Record Holders must timely deliver a written or facsimile transmission notice of withdrawal to the Tender Agent for Direct Registry at the address set out in the Offer Memorandum. To withdraw previously tendered shares, holders of Shares that are held, directly or indirectly, through an admitted institution must timely deliver a written or facsimile transmission notice of withdrawal to the Exchange Agent at the address set out in the Offer Memorandum. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares.

Shareholders may elect to receive the Offer Price converted into U.S. dollars, in which case such U.S. dollar equivalent of the Offer Price will be calculated using the European Central Bank euro foreign exchange reference rate either one business day after the date on which the Offer is declared unconditional with respect to Shares tendered prior to expiration of the Offer, or one business day following the day on which the acceptance of the Offer and tender of the Shares by the relevant shareholder is received by the Exchange Agent with respect to Shares tendered during a subsequent offering period and the payment in U.S. dollars to such shareholder will be net of a currency exchange commission of 0.3% of the Offer Price per tendered Share charged by Exchange Agent.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in the Offeror’s sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offeror or any of its affiliates or assigns, the Exchange Agent, Georgeson Inc. as the Information Agent for the Offer (the “Information Agent”), Citigroup Global Markets, Inc. as the U.S. Dealer Manager for the Offer or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 5.2 of the Offer Memorandum at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer Memorandum and is incorporated herein by reference.

The receipt of cash for Shares in the Offer, Statutory Buy-Out, Post-Closing Merger and Liquidation or any other Post-Closing Restructuring Measure will be a taxable transaction for U.S. federal income tax purposes. Shareholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 10.2 of the Offer Memorandum.

The Offer Memorandum contains important information and should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer Memorandum may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Shareholders in the U.S.:
480 Washington Boulevard, 26th Floor
Jersey City, New Jersey 07310
All Holders in the United States: 1-800-561-3947

Shareholders outside the U.S:
2nd Floor, Vintners Place, 68 Upper Thames Street,
London EC4V 3BJ, United Kingdom

Toll-Free Number European Retail Shareholders: 00 800 3813 3813
European Bank and Broker Helpline: +44 (0) 870 703 6357

September 9, 2013